                        UNITED STATES                      OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB Number:     3235-0058
                   Washington, D.C.  20549          Expires:     May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                hours per response   2.50
                                                    -------------------------
                 NOTIFICATION OF LATE FILING             SEC FILE NUMBER
                                                            0-26742
                                                    -------------------------
                                                           CUSIP NUMBER
                                                           36229H 10 2
                                                    -------------------------
(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended: June 30, 1998

    [ ] Transition Report on Form 10-K
    [ ] Transition Report on Form 20-F
    [ ] Transition Report on Form 11-K
    [ ] Transition Report on Form 10-Q
    [ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION


GT BICYCLES, INC.
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable

2101 East Dyer Road
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Santa Ana, California 92705
------------------------------------------------------------------------------
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

                          (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

        The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 could not be filed within the prescribed time period because the Company was unable, without unreasonable effort or expense, to finalize its quarterly financial data.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                             Charles Cimitile                  (714)             481-7100
                 ---------------------------------------    -----------      ------------------
                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               GT BICYCLES, INC.
------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date      August 14, 1998                By:      /s/ CHARLES CIMITILE
     ---------------------------            ----------------------------------
                                            Charles Cimitile, Vice President,
                                            Finance and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
------------------------------------------------------------------------------
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission Files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.